Exhibit 12.1

The Nasdaq Stock Market, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

Unaudited

	Year Ended December 31,
	2007		2006		2005		2004		2003
Pre-tax income (loss) from continuing operations	$793,903	(1)	$213,145	(2)	$106,262	(3)	$2,553	(4)	$(66,352	)(5)
Add: fixed charges	72,863		91,097		20,338		11,789		19,042

Pre-tax income (loss) before fixed charges	866,766		304,242		126,600		14,342		(47,310)
Fixed charges:
Interest expense	72,863		91,097		20,338		11,484		18,555
Other	—		—		—		305		487

Total fixed charges	72,863		91,097		20,338		11,789		19,042
Preferred stock dividend requirements	—		359		3,220		8,354		8,279

Total combined fixed charges and preferred stock dividends	$72,863		$91,456		$23,558		$20,143		$27,321

Ratio of earnings to fixed charges	11.90		3.34		6.22		1.22		(2.48)
Ratio of earnings to fixed charges and preferred stock dividends	11.90		3.33		5.37		0.71		(1.73)

(1)	Includes costs of $4,100 associated with Nasdaq’s 2007 cost reductions.
(2)	Includes costs of $40,900 associated with Nasdaq’s 2006 cost reductions.
(3)	Includes net costs of $20,000 associated with Nasdaq’s 2005 cost reductions.
(4)	Includes costs of $62,600 associated with Nasdaq’s 2004 cost reductions.
(5)	Includes costs of $97,910 associated with Nasdaq’s strategic review in 2003.